Exhibit 3.4

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

SHIMMICK CORPORATION

Shimmick Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the state of Delaware (the “Corporation”), does hereby certify:

FIRST: That the Board of Directors of the Corporation, by unanimous written consent of its members, adopted a resolution proposing and declaring advisable the following proposed amendments to the Certificate of Incorporation of the Corporation (as amended, the “Certificate of Incorporation”), declaring said amendments to be advisable and in the best interest of the stockholders of the Corporation:

A. The first paragraph of the Fourth Article of the Certificate of Incorporation shall be amended in its entirety to read as follows:

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 100,000,000 shares of Common Stock, all of which shall be designated as Common Stock, with a par value of $0.01 par value per share (“Common Stock”).

Upon the effectiveness of the filing (the “Split Effective Time”) of this Certificate of Amendment to the Certificate of Incorporation (the “Certificate of Amendment”) with the Secretary of State of the State of Delaware, (a) each share of common stock, par value $0.01 per share (the “Old Common Stock”), issued and outstanding immediately prior to the Split Effective Time, shall automatically, without further action on the part of the Corporation or any holder of such Old Common Stock, be reclassified as and become 2.7386 validly issued, fully paid and non-assessable shares of Common Stock (the “Stock Split”). The reclassification of the Old Common Stock into Common Stock shall occur at the Split Effective Time, regardless of when and whether the certificates, if any, previously representing such shares of Old Common Stock are physically surrendered to the Corporation in exchange for certificates representing the shares of Common Stock into which they shall have been reclassified pursuant to this paragraph. After the Split Effective Time, any certificates previously representing shares of Old Common Stock will, until such certificates are surrendered to the Corporation, be deemed to represent the whole number of shares of Common Stock into which such shares of Old Common Stock shall have been reclassified pursuant to this Certificate of Amendment. There shall be no fractional shares issued with respect to the reclassification of shares of Old Common Stock. In lieu of fractional shares, the Corporation shall round up to the nearest whole number of shares of Common Stock to be issued. For the avoidance of doubt and notwithstanding any other provision hereof, all of the share numbers and dollar amounts expressed herein have been adjusted to give effect to the Stock Split and shall not be further adjusted as a result of the Stock Split.

SECOND: That the aforesaid amendments were duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the state of Delaware.

THIRD: This Certificate of Amendment to the Certificate of Incorporation of the Corporation shall be effective on and as of the date of filing of this Certificate of Amendment with the office of the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, Shimmick Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer effective as of the 23rd day of October, 2023.

SHIMMICK CORPORATION

By:	/s/ Steven E. Richards
Name: Steven E. Richards
Title: Chief Executive Officer

[Signature Page to Certificate of Amendment to Certificate of Incorporation]